*i*Tech Capital Corp.

02 NOV 15 AM 9:54

November 6, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
USA

02060429

SUPPL

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Dear Sirs:

RE: *i*Tech Capital Corp. - Reg. No. 82-3200

Enclosed please find one copy of Form 27 (Ontario Securities Act) Material Change Report.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

#2450 - 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 E-MAIL: itech@itechcapital.com

This is the form of a material change report required under Section 75 (2) of the Ontario Securities Act, Section 146 (1) of the Alberta Securities Act and Section 85 (1) of the British Columbia Securities Act.

Reg. No. 82-3200

Form 27

Ontario Securities Act

MATERIAL CHANGE REPORT

Item 1 **Reporting Issuer:**

iTech Capital Corp.
Suite 2450 - 650 West Georgia Street
Vancouver, BC V6B 4N7

Item 2 **Date of Material Change:**

November 1, 2002

Item 3 **Press Release:**

News Release #02-08 dated November 1, 2002 issued by iTech Capital Corp., Vancouver, BC and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

On November 1, 2002, iTech Capital Corp. (TSX:ITE) ("iTech") announced that it has completed the previously announced acquisition of SIRIT Technologies Inc. (TSX-V: YSR) ("SIRIT"). The acquisition was effected by way of an amalgamation of SIRIT and a wholly-owned subsidiary of iTech whereby shareholders of SIRIT are entitled to receive 0.11326 iTech common shares for each SIRIT common share (the "Transaction"). In connection with the Transaction, iTech will issue an aggregate of 15 million common shares in exchange for all of the outstanding SIRIT common shares. Including the iTech common shares issued pursuant to the Transaction, there are 45.54 million iTech common shares outstanding.

Item 5 **Full Description of Material Change:**

On November 1, 2002, iTech announced that it has completed the previously announced acquisition of SIRIT. The acquisition was effected by way of an amalgamation of SIRIT and a wholly-owned subsidiary of iTech whereby shareholders of SIRIT are entitled to receive 0.11326 iTech common shares for each SIRIT common share. In connection with the Transaction, iTech will issue an aggregate of 15 million common shares in exchange for all of the outstanding SIRIT common shares. Including the iTech common shares issued pursuant to the Transaction, there are 45.54 million iTech common shares outstanding.

In connection with the Transaction, iTech will issue options to acquire an aggregate of 1,570,777 iTech common shares to certain current and former employees, officers, directors and consultants of SIRIT on the terms and conditions of the iTech stock option

plan. iTech has also issued warrants to purchase an aggregate of 2,500,000 iTech common shares expiring on September 18, 2004 at a price of $0.13 per share.

iTech has appointed Cynthia Lewis, former Chief Executive Officer of SIRIT, to its board of directors. At the next annual or special meeting of shareholders of iTech, management of iTech plans to increase the size of its board to seven directors and to nominate an additional SIRIT nominee for election to iTech's board of directors.

Item 6 **Reliance on Section 75(3) of the *Securities Act* (Ontario) and Section 85(2) of the *Securities Act* (British Columbia) and Section 118(1) of the *Securities Act* (Alberta):**

Not Applicable.

Item 7 **Omitted Information:**

Not Applicable.

Item 8 **Senior Officer:**

John P. Fairchild, Chief Financial Officer and Corporate Secretary

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

November 6, 2002
Vancouver, BC

iTech Capital Corp.

Per: John P. Fairchild
Chief Financial Officer and Corporate Secretary